Exhibit 99.1

FEMTO TECHNOLOGIES INC.

2264 East 11th Avenue

Vancouver, BC V5N 1Z6

Telephone: (604) 833-6820

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the “Meeting”) of the shareholders of Femto Technologies Inc. (the “Company”) will be held in the boardroom at 733 Seymour Street, Suite 2900, Vancouver, British Columbia at 10:00 a.m. on Wednesday, April 2, 2025, for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2024, together with the auditor’s report thereon;

2.	to set the number of directors at five;

3.	to elect directors for the ensuing year;

4.	to appoint the auditor for the Company and to authorize the directors to fix the auditor’s remuneration;

5.	to approve amendment of the shareholder rights plan agreement dated January 24, 2024 made between the Company and Computershare Investor Services Inc.;

6.	to approve a variation of the special rights and restrictions attached to the Company’s enhanced voting preference shares and the corresponding amendment of the Company’s articles; and

7.	to transact such other business as may properly come before the Meeting and any adjournments thereof.

Please read the notes to the accompanying instrument of proxy and then complete and return it within the time set out in the notes. The enclosed instrument of proxy is solicited by management but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED the 24th day of February, 2025.

BY ORDER OF THE BOARD

“Harold Wolkin”

Harold Wolkin

Chairman

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FEMTO TECHNOLOGIES INC.

INFORMATION CIRCULAR

This information is given as of February 24, 2025, unless otherwise stated.

This information circular is furnished in connection with the solicitation of proxies by the management of Femto Technologies Inc. (the “Company”) for use at the annual general meeting (the “Meeting”) of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying notice of meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed instrument of proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by management as set forth in this information circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. A shareholder has the right to appoint a person in place of the persons named in the enclosed instrument of proxy to attend and act for and on behalf of the shareholder at the Meeting. To exercise this right, a registered shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of their nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited with the Company’s registrar and transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be dated and be signed by the registered shareholder or by their attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a registered shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the chair of the Meeting prior to the commencement of the Meeting or any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

Only registered shareholders have the right to revoke a proxy. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

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VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this information circular. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. The enclosed instrument of proxy does not confer authority to vote for the election of any person as a director of the Company other than for those persons named in this information circular. At the time of printing of this information circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be voted on such matters in accordance with the best judgment of the named proxyholder.

NON-REGISTERED HOLDERS

The record date for determination of the holders of subordinate voting shares of the Company entitled to receive notice of, and to vote at, the Meeting is February 24, 2025 (the “Record Date”). Only shareholders whose names have been entered in the register of subordinate voting shareholders at the close of business on the Record Date (“Registered Shareholders”) will be entitled to receive notice of, and to vote at, the Meeting.

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the subordinate voting shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the subordinate voting shares. More particularly, a person is not a Registered Shareholder in respect of subordinate voting shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the subordinate voting shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans); or (b) in the name of a clearing agency of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many United States brokerage firms and custodian banks).

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”. In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and the proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them. The Company does not intend to pay for an Intermediary to deliver Meeting Materials to OBOs. Accordingly, OBOs will not receive the Meeting Materials unless their Intermediary assumes the costs of delivery.

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Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one-page pre-printed form. Sometimes, instead of the one-page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of subordinate voting shares beneficially owned by the Non-Registered Holder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of holding the Meeting or adjournment thereof.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the subordinate voting shares they beneficially own. Should a Non-Registered Holder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

The Meeting Materials are being sent to both Registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holding of subordinate voting shares of the Company have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form.

All references to shareholders in the Meeting Materials are to Registered Shareholders unless specifically stated otherwise.

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VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of subordinate voting shares (the “Shares”) without par value. At the close of business on February 24, 2025, 854,944 Shares without par value of the Company were issued and outstanding, each share carrying the right to one vote. At a meeting of shareholders of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each subordinate voting share held.

Only shareholders of record at the close of business on February 24, 2025 who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading “Appointment and Revocation of Proxies” will be entitled to have their Shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, the following shareholders beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the outstanding voting rights of the Company:

Name of Shareholder	Number of Shares Owned	Percentage of Outstanding Shares (1)
Yftah Ben Yaackov	75,435 subordinate voting shares and 4,412 enhanced voting shares	27.52%

Notes:

(1)	Based on 854,944 subordinate voting shares and 4,412 enhanced voting shares issued and outstanding as of the date of this Circular.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this information circular and other than the election of directors or the appointment of auditors, to the knowledge of management of the Company, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except as otherwise set out in this information circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this information circular, “informed person” means:

(a)	a director or executive officer of the Company;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)	any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

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No informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director has or has had any material interest, direct or indirect, in any transaction undertaken by the Company since the commencement of its last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries except as otherwise set out in this information circular.

STATEMENT OF EXECUTIVE COMPENSATION

In this section, “named executive officer” (an “NEO”) means any individual who, during the Company’s most recently completed financial year ended December 31, 2024 (“Fiscal 2024”), was:

(a)	the chief executive officer (or an individual who acted in a similar capacity) of the Company (the “CEO”);

(b)	the chief financial officer (or an individual who acted in a similar capacity) of the Company (the “CFO”);

(c)	each of the three other most highly compensated executive officers of the Company or any of its subsidiaries or the three most highly compensated individuals acting in a similar capacity (except those whose total salary and bonus does not exceed $150,000); and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

During Fiscal 2024, the Company had four NEOs, namely Yftah Ben Yaackov (CEO), Gabi Kabazo (CFO and corporate secretary), Avner Tal (chief technology officer and vice-president sales and marketing) and Moti Maram (president).

All dollar amounts referenced herein are in Canadian dollars unless otherwise specified.

Compensation Discussion & Analysis

Overview

This section explains how the Company’s executive compensation program is designed and operated with respect to all of the Company’s executive officers (including NEOs). This section also identifies the objectives and material elements of compensation awarded to the executives (including NEOs) and the reasons for the compensation. For a complete understanding of the executive compensation program, this compensation discussion and analysis should be read in conjunction with the summary compensation table and other executive compensation-related disclosure included in this Statement of Executive Compensation.

The philosophy of the Governance, Nominating and Compensation Committee of the Company’s Board (the “GNC Committee”) is to determine compensation for the Company’s executive officers relative to the performance of the Company in executing on its objectives. Executive officers receive both fixed compensation and performance-based variable incentive compensation, which together represents the executive’s total direct compensation (“Total Direct Compensation”). To attract and retain top talent, fixed compensation is generally targeted at levels comparable to market peers and performance recognition occurs through the delivery of variable short and longer-term incentive compensation.

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The GNC Committee when determining compensation has looked at companies in these three sectors that have overlap with the Company’s activities:

●	Small Cap Pharma and Health Sciences Companies such as: Microbix, Medicenna, Repare Therapeutics and others.
●	Cannabis Companies such as: Ayr, Cresco, IMCC and others
●	Small Cap Tech Companies such as: CTS Technologies, Terago, Sangoma Tech and others.

Composition of the GNC Committee

The GNC Committee consists of three independent directors:

●	Stefania Szabo (Chair)
●	Harold Wolkin
●	Niv Shirazi

Philosophy & Objectives

The Board generally discusses and determines management compensation, without reference to formal objectives, criteria or analysis. The Company’s GNC Committee facilitates the process and makes recommendations to the Board. The general objectives of the Company’s compensation strategy are to:

(a)	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value;

(b)	align management’s interests with the long-term interests of Shareholders; and

(c)	ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings.

The GNC Committee recommends levels of executive compensation that are competitive, motivating and commensurate with the time spent by executive officers in meeting their obligations. While the current Board members do not have direct formal experience related to executive compensation, the Board relies on their experience gained as officers and directors, both of the Company and of other companies.

Elements of Compensation

Base Salary/Consulting Fees - The Board believes that a competitive base salary/consulting fee is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. The Board also believes that attractive base salaries/consulting fees can motivate and reward executives for their overall performance. To the extent that the Company has entered into employment or consulting agreements with its executives, the base salaries/consulting fees payable to such individuals reflect the base salaries/consulting fees that the Company negotiated with them. The base salaries/consulting fees that the Company negotiated with its executives were based on the individual experience and skills of, and expected contribution from, each executive, the roles and responsibilities of the executive, the base salaries/consulting fees of the Company’s existing executives and other factors.

Option Based Awards - The Company currently has in place a 30% rolling stock option plan (the “Stock Option Plan”) in order to provide effective incentives to directors, officers, senior management personnel and consultants of the Company and to enable the Company to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Company’s Shareholders. In determining option grants to the NEO’s, the GNC Committee together with management takes into consideration factors that include the amount and exercise price of previous option grants, other forms and amounts of compensation, the NEOs experience, level of expertise and responsibilities, and the contributions of each NEO towards the completion of corporate transactions in any given fiscal year.

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Restricted Share Units – The Company currently has in place a restricted share unit plan (the “RSU Plan”) in order to provide effective incentives to directors, officers, senior management personnel and consultants of the Company and to enable the Company to attract and retain experienced and qualified individuals in those positions, by permitting such individuals to directly participate in an increase in per share value created for the Company’s Shareholders. In determining grants of restricted share units to the NEO’s, the GNC Committee together with management will take into consideration factors that include the amount of previous restricted share unit grants, other forms and amounts of compensation, the NEOs experience, level of expertise and responsibilities, and the contributions of each NEO towards the completion of corporate transactions in any given fiscal year. The terms and conditions of the Company’s restricted share units were approved in a shareholders meeting that took place on February 27, 2024.

Cash Bonuses – While the Company does not generally award cash bonuses, the GNC Committee, together with recommendations from management, may award bonuses based on both individual performance and corporate success at various times throughout the year. At this time, the Company does not have any specific milestone criteria for issuing bonuses.

Pension Plan Benefits – No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

The Board does not determine executive compensation based on the Company’s share price performance. Overall, the salaries or consulting fees payable to the NEOs have remained consistent with prior years. The Board has considered the implications of the risks associated with the Company’s compensation practices. The Board acknowledges that the Company, as a micro-cap company, does not presently generate significant revenues, and that all management compensation to date has been derived solely from cash in the Company’s treasury, acquired by way of equity financings to date, and the grant of incentive stock options to directors, management, contractors and employees.

Salary and consulting fee compensation to the NEOs are generally provided for under written consulting or employment agreements with the NEOs or management companies under their control. Upon the occurrence of certain events, the Company’s early termination of these contracts may also trigger additional balloon payments, which could adversely impact the Company’s working capital. Further information can be found under the heading “Termination and Change of Control Benefits” for further information.

Option and RSU Based Awards

The Company has no long-term incentive plans other than the Stock Option Plan and the RSU Plan. The Company’s directors, employees, officers and certain consultants are eligible to participate in the Stock Option Plan and RSU Plan are each designed to encourage Share ownership and entrepreneurship on the part of the senior management and other employees. The Board believes that the Stock Option Plan and RSU Plan align the interests of the NEOs and the Board with Shareholders by linking a component of executive compensation to the longer-term performance of the Company’s Shares.

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Stock Option and Restricted Share Unit Granting Process

Generally, stock option grants are (and in the case of restricted share unit grants, will be) determined annually. The CEO makes (and in the case of restricted share unit grants, will make) recommendations to the GNC Committee regarding individual stock option or restricted share unit awards, for all recipients. The GNC Committee reviews (or in the case of restricted share unit grants, will review) the appropriateness of the stock option or restricted share unit grant recommendations from the CEO for all eligible employees and contractors where appropriate and may accept or adjust these recommendations. The Board is ultimately responsible for approving all individual stock option and restricted share unit grants including grants to officers, including grants that are awarded outside the annual compensation deliberation process for such things as promotions or new hires.

Plan Amendments

The Board will have the authority to discontinue the Stock Option Plan or the RSU Plan at any time without shareholder approval. The Board may also make certain amendments to the Stock Option Plan or the RSU Plan without shareholder approval, including changes regarding the vesting and expiry of an outstanding stock option provided that the change does not entail an extension beyond the original expiry date of such options. No amendments can be made to the Stock Option Plan or RSU Plan that adversely affect the rights of any option or restricted share unit holder regarding any previously granted options or restricted share units without the consent of the holder. The Stock Option Plan and RSU Plan each also provide that certain amendments be approved by the Shareholders as may be required by the rules of the Canadian Securities Exchange (the “Exchange”).

Executive Compensation Program Risks

In formulating and implementing the Company’s executive compensation policies and practices, the GNC Committee and the Board have taken great care to consider and to mitigate the risks associated with its policies and practices. Neither the GNC Committee nor the Board has identified any risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. It is the view of the GNC Committee and the Board, that the risks attached to the Company’s compensation policies and practices are low for the following reasons:

●	the parameters for compensation determination focus on the results of advancing the Company’s exploration projects, and expansion of the business based on board approved initiatives;

●	all major business acquisitions, dispositions and joint venture discussions are approved by the Board prior to commitment;

●	salary and bonus levels are not excessive and are not driven by a formal connection to any one metric; and

●	as a small company, the Board is likely to be more aware of corporate developments.

Hedging Policy

The Company does not have a specific policy which prohibits NEOs or directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held directly or indirectly by a NEO or director.

Performance Graph

The Shares commenced trading on the Exchange on April 26, 2021. The following graph compares the total cumulative shareholder return for $100 invested in the Shares from April 26, 2021 and for three month increments thereafter until the end of the Company’s last completed financial year with the cumulative total return of the Standard and Poor’s TSX Composite Stock Index (“S&P/TSX Index”) over the same periods.

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Director and Named Executive Officer Compensation

The following table (presented in accordance with National Instrument Form 51-102F6V, is a summary compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, to the directors and NEOs for each of the Company’s three most recently completed financial years December 31, 2024:

Summary Compensation Table Excluding Compensation Securities

Name and Principal Position	Year	Salary, Consulting fee, retainer or commission ($)	Bonus ($)	Options ($)	RSUs ($) (1)	All Other Compensation ($)	Total Compensation ($)
Yftah Ben Yaackov	2024	1,035,045	-	-	940,298		1,975,343
CEO	2023	563,452	-	-	-	-	563,452
	2022	262,774	-	-	-	-	262,774
Moti Maram	2024	161,995	-	-	20,600	-	182,595
President	2023	192,072	-	-	-	-	192,072
	2022	365,461	-	-	-	-	365,461
Avner Tal	2024	309,197	-	-	195,700	-	504,897
CTO	2023	287,283	-	-	-	-	287,283
	2022	370,595	-	-	-	-	370,595
Gabi Kabazo	2024	414,211	-	-	313,276	-	727,487
CFO	2023	286,746	-	-	33,065	-	319,811
	2022	143,500	-	-	-	-	143,500

Notes:

(1)	The fair value of the RSUs represents the share price on the date of the grant multiplied by the number of RSUs.

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Yftah Ben Yaackov

On April 1, 2022, the Company and Yftah Ben Yaackov entered into a services agreement under which Mr. Yaackov agreed to act as the Company’s CEO for the sum of $250,000 per year. On April 1, 2023, the annual compensation was updated to US$ 300,000. On April 1, 2024, the annual compensation was updated to US$ 405,000. Both parties are entitled to terminate the services agreement for any reason, or no reason, by giving the other party prior written notice of 90 days.

Gabi Kabazo

On April 1, 2022, the Company and Miga Consulting Ltd. (“Miga”) entered into a services agreement. Under this services agreement, Miga agreed that its controlling shareholder, Gabi Kabazo, would act as the Company’s CFO in consideration for the sum of $120,000 per year. On April 1, 2023, the annual compensation was updated to US$ 200,000. On April 1, 2024, the annual compensation was updated to US$ 270,000. Both parties are entitled to terminate the services agreement for any reason, or no reason, by giving the other party prior written notice of 90 days.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding as at Fiscal 2024, including awards granted prior to the most recently completed financial year, to NEOs:

	Option-based Awards(1)						Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Yftah Ben Yaackov	-		-		-	-	-	-	-
Moti Maram	-		-		-	-	-	-	-
Avner Tal	-		-		-	-	-	-	-
Gabi Kabazo	36	(3)	8,559.5	(3)	October 25, 2026	-	-	-	-

Notes:

(1)	The fair value of option-based awards represents the grant date fair value of options and is determined using the Black-Scholes option pricing model using the following assumptions: no dividends are to be paid; volatility 99.64%; risk free interest rate of 1.33%, and an expected life of five years.
(2)	“In the money options” means the excess of the market value of the Shares on December 31, 2024 over the exercise price of the options. The last trading price of the Shares on the Exchange on December 31, 2024 was $7.95.
(3)	This has been adjusted for the share consolidations (at a ratio of 190:1) effected on March 14, 2024 and (at a ratio of 17:1) effected on August 16, 2024.

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Value Vested or Earned During the Year

The following table sets forth information concerning all awards outstanding under share-based or option-based incentive plans of the Company at the end of the most recently completed financial year to each of the NEOs.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Yftah Ben Yaackov	-	-	-
Moti Maram	-	-	-
Avner Tal	-	-	-
Gabi Kabazo	-	-	-

Notes:

(1)	Value vested is calculated as the dollar value that would have been realized had the option been exercised on the date it was vested less the related exercise price multiplied by the number of vesting shares.

Termination and Change of Control Benefits

The services agreements with each of Marcel (Moti) Maram, Avner Tal, Miga (Gabi Kabazo) and Yftah Ben Yaackov provide inter alia that:

●	if the employee’s employment with the Company and BYND Israel, is terminated without cause, or

●	if the employee elects to terminate his employment with the Company and BYND Israel in the event there has been a “substantial breach” by the Company or BYND Israel (including wrongful dismissal) or if there has been a change of control of the Company or BYND Israel, then such terminated employee will be entitled to severance payments equal to one-twelfth of the his then base salary plus coverage for any benefits to which he may be entitled pursuant to any benefit plan, for the lesser of: (i) twelve months, or (ii) until the such employee finds new employment.

No benefits will accrue to any of the Company’s other NEOs, officers, employees or directors upon their termination, or upon any change of control of the Company, except as may be required by applicable law.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to directors who were not NEOs of the Company during the Company’s most recently completed financial year.

Name	Fees earned ($)	Share-based awards ($)(1)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Harold Wolkin	111,916	336,775	-	-	-	-	448,691
Stefania Szabo	92,121	169,360	-	-	-	-	261,481
Niv Shirazi	10,996	18,630	-	-	-	-	29,626
Carmel Zigdon	164,510	195,700	-	-	-	-	360,210

Notes:

(1)	The fair value of the RSUs represents the share price on the date of the grant multiplied by the number of RSUs.

Material Factors Necessary to Understand Director Compensation

The Board has adopted a compensation scheme for non-executive directors that pays them a fixed amount for each fiscal quarter served (or portion thereof). In addition, the chair of the Board and the chair of the Audit Committee each receive an additional fixed quarterly amount for acting as chair. With the approval of the Exchange, up to one half of all fees are payable in Shares, with the remainder payable in cash. In addition, Directors are reimbursed for travel and other expenses incurred in attending meetings and the performance of their duties.

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Director Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under share-based or option-based incentive plans of the Company as at Fiscal 2024, including awards granted prior to the most recently completed financial year, to each of the directors of the Company who were not NEOs.

	Option-based Awards						Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Harold Wolkin	31	(2)	2,648.6	(2)	Mar 29, 2026	-	Nil	-	-
Stefania Szabo	74	(2)	3,940.6	(2)	June 29, 2026	-	Nil	-	-

Notes:

(1)	The dollar value that would have been realized is calculated by determining the difference between the market price of the underlying securities at Fiscal 2024 and the exercise or base price of the options under the option-based award. The last trading price of the Shares on the Exchange on Fiscal 2024 was $7.95.

(2)	This has been adjusted for the share consolidations (at a ratio of 190:1) effected on March 14, 2024 and (at a ratio of 17:1) effected on August 16, 2024.

Director Incentive Plan Awards – Value Vested or Earned During the Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for the directors of the Company who were not NEOs during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Harold Wolkin	-	362,197	-
Stefania Szabo	-	129,327	-
Niv Shirazi	-	18,630	-

The Board considers option grants to directors at the time a director joins the board and annually. Option grants to directors are intended as a long term incentive.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During the Fiscal 2024, the Company’s Stock Option Plan and RSU Plan were the only equity compensation plans under which securities were authorized for issuance. The following table sets out certain information with respect to the Stock Option Plan and RSU Plan as at the end of the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	46	(2)	$2,648.6	(2)	196,565(1) (2)
Equity compensation plans not approved by security holders	-		-		-
Total	46	(2)	$2,648.6	(2)	191,565 (1) (2)

(1)	This figure is based on the total number of Shares authorized for issuance under the Stock Option Plan and the RSU Plan, less the number of stock options issued under the Stock Option Plan and restricted share units issued under the RSU Plan which were outstanding as at Fiscal 2024. As at Fiscal 2024, the Company was authorized to issue options for the purchase of a total of 196,611 Shares and restricted share units.
(2)	This has been adjusted for the share consolidations (at a ratio of 190:1) effected on March 14, 2024 and (at a ratio of 17:1) effected on August 16, 2024.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. The Board is committed to sound corporate governance practices and feels that the Company’s corporate governance practices are appropriate and effective for the Company given its current size.

The Company’s corporate governance practices are summarized below.

Board of Directors

The Board is currently composed of Mor Bzizinsky, Gabi Kabazo, Marcel (Moti) Maram, Niv Shirazi, Stefania Szabo, Avner Tal, Harold Wolkin, Yftah Ben Yaackov and Carmel Zigdon. All of the proposed nominees for election as directors are currently directors of the Company.

NP 58-201 suggests that the board of directors of a public company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding. In addition, where a company has a significant shareholder, NP 58-201 suggests that a board of directors should include a number of directors who do not have interests in either the company or a significant shareholder. Of the current directors, Mor Bzizinsky, Niv Shirazi, Stefania Szabo, Harold Wolkin and Carmel Zigdon are considered by the Board to be “independent” within the meaning of NP 58-201. Gabi Kabazo, Marcel (Moti) Maram, Avner Tal and Yftah Ben Yaackov are executive officers of the Company, and accordingly, they are considered to be “non-independent”. The Company does not currently have a lead independent director.

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The Board meets formally at least on a quarterly basis, with additional meetings scheduled on an as-needed basis. In addition, management informally provides updates to the Board between formal meetings. There were nine Board meetings held during Fiscal 2024. All of the individuals who were directors as of the date of the Board meetings attended all of the meetings in person or via electronic communications.

The Board facilitates the exercise of independent supervision over management through these various meetings. At present, the Board has two formal committees, including the Audit Committee. The composition of the Board is such that the independent directors have significant experience in business affairs and, as a result, these directors are able to provide significant and valuable independent supervision over management.

In the event of a conflict of interest at a meeting of the Board, the conflicted director will, in accordance with corporate law and in accordance with their fiduciary obligations as a director of the Company, disclose the nature and extent of their interest to the Board and abstain from voting on or against the approval of such participation.

Directorships

The current directors of the Company named in the table below are directors of other issuers that are reporting issuers in Canada or the equivalent in a foreign jurisdiction.

Name of Director	Name of Other Reporting Issuer
Harold Wolkin	Baylin Technologies Inc., Cipher Pharmaceuticals Inc., EnviroGold Global, Ceres Global AG, Urban Infrastructure Group, Cytophage Technologies, Flora Growth Corp.
Gabi Kabazo	Plantify Foods, Inc., Hydreight Technologies Inc.

Board Mandate

The following is the written mandate (charter) of the Board:

Purpose

This charter sets out the role and responsibilities of the Board of Directors (the “Board”) of Femto Technologies Inc. (the “Company”), taking into account National Policy 58-201 - Corporate Governance Guidelines and in compliance with applicable laws and regulations and the Constating Documents of the Company.

The Board’s primary role is to manage or supervise management of the business and affairs of the Company. To fulfil this role, the Board is responsible for the stewardship of the Company, oversight of the management and the overall corporate governance of the Company including its strategic direction, establishing goals for management and monitoring the achievement of these goals.

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Composition

The composition of the Board is determined using the following principles:

●	A majority of the directors must be independent, and must possess a broad range of business expertise; and

●	Directors should bring characteristics which allow a mix of qualifications, skills, experience, expertise and diversity on the Board.

Membership of the Board shall be disclosed in the Company’s annual report and management proxy circular, including whether a director is independent or not independent. Loss or gain of independence will be disclosed as applicable.

In determining whether a director is independent, the Board will consider whether the director has a direct or indirect relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgement and whether the director complies with the other independence requirements set forth in National Instrument 52-110 - Audit Committees.

The Board may develop a Board skills matrix to assist in the assessment of the skills of the Board and the identification of any gaps in the skill set of the Board that is required to be filled. The Board skills matrix, if so developed, will be reviewed and updated periodically as deemed necessary by the Board.

Role of the Board

The Board operates within the broad principles and responsibilities described in the following:

●	Setting the strategic aims of the Company and overseeing management’s performance within that framework.

●	Making sure that the necessary resources (financial and human) are available to the Company and its senior executives to meet its objectives.

●	Overseeing management’s performance and the progress and development of the Company’s strategic plan.

●	Selecting and appointing suitable directors with the appropriate skills to help the Company in the pursuit of its objectives.

●	Succession planning, including appointing, training and monitoring senior management.

●	Determining the remuneration policy for the Board members and senior management.

●	Overseeing the financial reporting, capital structures and material contracts matters and approving all financial statements and related reports to be filed with securities regulators and/or stock exchanges.

●	Overseeing the monitoring of the principal risks of the Company’s business and ensuring that a sound and effective risk management system and internal controls are in place.

●	Setting the Company’s mission, vision, values and standards.

●	Satisfying itself as to the integrity of senior management and that senior management creates a culture of integrity throughout the Company.

●	Undertaking a formal and rigorous review of the corporate governance policies to ensure compliance with best practices and applicable law.

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●	Ensuring that the Company’s obligations to shareholders are understood and met.

●	Ensuring the health, safety and well-being of employees in conjunction with the senior management team, including developing, overseeing and reviewing the effectiveness of the Company’s occupational health and safety systems to assure the well-being of all employees.

●	Ensuring an adequate system is in place for the proper delegation of duties for the effective operative day to day running of the Company without the Board losing sight of the direction that the Company is taking.

●	Any other matter considered desirable and in the interest of the Company.

Roles of Chairman and Lead Director

The Chairman is responsible for the following:

●	Providing the necessary direction required for an effective Board.

●	Overseeing the preparation of Board agendas and briefing papers and ensuring that all required matters are brought before the Board and that all the directors receive timely and accurate information so that they can make informed decisions on matters of the Company.

●	Encouraging active engagement from all members of the Board.

●	Reviewing the expense reports of the Chief Executive Officer.

●	Perform such executive functions as shall be conferred upon him by the Board.

To the extent that the Chairman is not independent, a Lead Director who is an independent director should be appointed by the Board and be responsible for the following:

●	Serving as a principal liaison between the independent directors and the Chairman and between the independent directors and senior management.

●	Reviewing Board agendas and giving input to the Chairman in advance of Board meetings.

●	Presiding over meetings of the independent directors and communicating the results of these meetings to the Chairman, when appropriate.

●	Performing the duties of the Chairman when there is an actual or potential conflict of interest or when the Chairman is absent.

Board Meetings

The Board may meet as often as required to fulfil their responsibilities but not less than quarterly.

The Board will keep minutes of its meetings. The minutes of each Board meeting will be drafted by the Corporate Secretary or such other secretary of the meeting as shall be delegated by the Corporate Secretary or appointed by the Board from time to time. The Corporate Secretary shall circulate the minutes of the Board meetings to all Board members for comment and change before being signed by the Corporate Secretary.

To assist the smooth running of Board processes, Board papers are to be provided to the Board and invitees, where possible, at least 3 days prior to the meeting.

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Role of Corporate Secretary

The Corporate Secretary (also referred to as the Company Secretary) supports the effectiveness of the Board by:

●	Conducting and reporting matters of the Board, including the despatch of Board agendas, briefing papers and minutes.

●	Monitoring policies and procedures of the Board.

●	Providing support and advice to senior management, individual directors, Board committees and the Board in general.

The Corporate Secretary is accountable directly to the Board, through the Chairman, on all matters to do with the proper functioning of the Board.

The appointment and removal of the Corporate Secretary is a matter of the Board.

Board Committees

The Board from time to time establishes committees to assist in carrying out its responsibilities and adopts charters setting out matters relevant to the composition, responsibilities and administration of such committees, and other matters that the Board may consider appropriate.

The standing committees of the Board currently are the Audit Committee and the GNC Committee, and the Board has adopted a charter for each such committee.

Induction and Education

It is the policy of the Company, that new directors undergo an induction process in which they are given a full briefing on the Company. Where possible this includes meetings with key executives, an induction package and presentations. Information conveyed to new directors includes access to a copy of the Company’s corporate governance policies, including this charter, and to a copy of the Constating Documents of the Company, details of Board meeting arrangements and contact information for the Chairman, any Lead Director and the Corporate Secretary.

In order to achieve continuing improvement in Board performance, all directors are encouraged to undergo continual professional development. Specifically, directors are provided with the resources and training to address skills gaps where they are identified and to receive continuing education concerning key developments in the Company and in the industry and environment within which the Company operates.

Performance Evaluation

The Company undertakes an annual performance evaluation as it is dedicated:

●	To examine the impact of the effectiveness of its directors, Board, and Board committees.

●	To review and improve on the quality and performance of the entire Board and committee structure.

The performance evaluation is conducted in such manner as the Board deems appropriate in accordance with the Company’s Board Performance Evaluation Policy.

Independent Professional Advice

The Board collectively and each director has the right to seek independent professional advice at the Company’s expense, up to specified limits, to assist them to carry out their responsibilities, subject to the prior approval of the Chairman whose approval will not be unreasonably withheld. If permission is withheld, the matter may be referred to the whole Board.

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Ethical Business Conduct

The Board has adopted a written code of conduct for the directors, officers and employees of the Company to encourage and promote a culture of ethics and business conduct. Directors and Officers of the Company are encouraged to conduct themselves and the business of the Company with the utmost honesty and integrity. Directors are also encouraged to consult with the Company’s professional advisors with respect to any issues related to ethical business conduct. The code of conduct is available on the Company’s website (https://femtocorp.com/#ir).

Nomination of Directors

The identification of potential candidates for nomination as directors of the Company is carried out by the GNC Committee who provides recommendations to the Board. Additionally, all directors are encouraged to participate in the identification and recruitment of new directors. Potential candidates are primarily identified through referrals by business contacts.

Compensation

The compensation of directors and the CEO is determined based on the recommendations of the GNC Committee to the Board. Such compensation is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Other Board Committees

Other than the Audit Committee and the GNC Committee, the Board has not established any other committees at this time but may do so in future. The Board may also, from time to time, create a special committee to consider particular transactions. All Board committees are composed of independent directors.

Assessments

The Board conducts self-evaluations annually to determine the effectiveness of the Board, its committees and individual directors. The Audit Committee also conducts an annual assessment of its effectiveness and contribution, consisting of a review of its charter, the performance of the committee as a whole. The Audit Committee then submits a committee annual assessment report to the Board, including recommendations.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted term limits for individual directors. The Board believes that individuals can continue to remain effective directors beyond an arbitrary maximum period of service. Without having term limits, the Company has experienced turnover on its board that has brought directors with new perspectives and approaches. This has complemented the depth of knowledge and insight about the Company and business operations that the Company’s long-standing directors have developed over time.

Policies Regarding Representation of Women on the Board

The Board has not adopted a written policy relating to the identification and nomination of women directors. Instead, the Board evaluates potential nominees to the Board by reviewing qualifications of prospective members irrespective of gender and determines their relevance taking into consideration the then current Board composition and the diversity of backgrounds, experiences, and anticipated skills required to round out the capabilities of the Board.

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Consideration of the Representation of Women in the Director Identification and Selection Process

The Board does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. However, the Board evaluates potential nominees to the Board by reviewing qualifications of prospective members and determines their relevance taking into consideration the then current Board composition and the diversity of backgrounds, experiences, and anticipated skills required to round out the capabilities of the Board.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Board does not consider the level of representation of women in executive officer positions when making executive officer appointments. However, the Company is committed to the fundamental principles of equal employment opportunities which is prescribed in its employment policies which further provide for the Company’s commitment to treating people, fairly, with respect and dignity, and to offering equal employment opportunities based upon an individual’s qualifications and performance – free from discrimination or harassment because of race, colour, ancestry, place of origin, religion, gender, sexual orientation, age, marital status, family status, physical or mental disability. Furthermore, the Company’s employment policies and procedures provide that candidates are selected based on primary consideration such as experience, skill and ability.

Company’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Company has not adopted a target regarding women on its Board. In evaluating potential nominees to the Board, the Board focuses on the current Board composition and the anticipated skills required to round out the capabilities of the Board, including the knowledge and diversity of its membership.

The Company has not adopted a target regarding women in executive officer positions as it is an equal employment opportunity employer whereby candidates are selected based on primary considerations such as experience, skill and ability.

Number of Women on the Board and in Executive Positions

As at the date hereof, two directors of the Company are females (representing 22.22% of the Board). As at the date hereof, there are no female executive officers of the Company.

AUDIT COMMITTEE DISCLOSURE

Audit Committee Charter

The Board has established the Audit Committee which consists entirely of independent and non-executive directors. The roles and responsibilities of the Audit Committee are outlined in this charter.

Membership

The Audit Committee will consist of at least three independent Board members who can all read and understand financial statements and are otherwise financially literate, including:

●	At least one member with financial expertise either as a qualified accountant or other financial professional with experience in financial and accounting matters; and

●	At least one member who has an understanding of the industry in which the Company operates.

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Chair

The Audit Committee will appoint an independent director, other than the chair of the Board, to be the chair of the Committee. The chair is responsible for the following:

●	Providing the necessary direction required for the Audit Committee to undertake its role effectively;

●	Overseeing the preparation of Audit Committee agendas and briefing papers and ensuring that all required matters are brought before the Audit Committee and that all the Audit Committee members receive timely and accurate information so that they can make informed decisions on matters under the Audit Committee’s responsibility;

●	Reporting to the Board on the matters reviewed by the Audit Committee and on any decisions or recommendations of the Audit Committee in accordance with this charter;

●	Reviewing the expense reports of the chair;

●	Carrying out any special assignments or functions as requested by the Board.

Secretary

Unless otherwise determined by the Committee, the corporate secretary will be the secretary of the Audit Committee.

Other Attendees

The Chief Financial Officer as well as other members of senior management may be invited to be present for all or part of the meetings of the Audit Committee, but will not be members of the Audit Committee.

Representatives of the external auditor are expected to attend each meeting of the Audit Committee and at least once a year the Audit Committee shall meet with the external auditors without any management, executives or staff present.

Quorum

A quorum will be two members.

Meetings

Audit Committee meetings will be held not less than four times a year so as to enable the Audit Committee to undertake its role effectively. In addition, the chair is required to call a meeting of the Audit Committee if requested to do so by any member of the Audit Committee, the Chief Financial Officer or the external auditor.

Authority

The Audit Committee is authorized by the Board to investigate any activity within its charter. The Audit Committee will have access to management and to the external and internal auditors with or without management present and has rights to seek explanations and additional information. It is authorized to seek any information it requires from any employees and all employees are directed to cooperate with any request made by the Audit Committee.

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The Audit Committee is authorized by the Board to obtain outside legal or other independent professional advice, to set and pay the compensation for such legal or other advisors and to secure the attendance of advisors with relevant experience and expertise if it considers this necessary.

The Audit Committee is required to make recommendations to the Board on all matters within the Audit Committee’s charter.

Reporting Procedures

The Audit Committee will keep minutes of its meetings. The minutes of each Audit Committee meeting will be drafted by the secretary of the Audit Committee or such other secretary of the meeting as shall be delegated by the secretary or appointed by the Audit Committee from time to time. The secretary of the Audit Committee shall circulate the minutes of the meetings of the Audit Committee to all members of the Audit Committee for comment and change before being signed by the chair of the Audit Committee. A report is to be made by the chair of the Audit Committee at the Board meeting following the Audit Committee meeting along with any recommendations of the Audit Committee.

Duties and Responsibilities of the Audit Committee

The Audit Committee is responsible for reviewing the integrity of the Company’s financial reporting and overseeing the work of the external auditors. In particular, the Audit Committee has the following duties:

Financial Statements and Information

●	To review the audited annual and unaudited half-yearly and quarterly financial statements and any press releases and reports which accompany published financial statements (including management’s discussion and analysis, related press releases and conference call presentations) before submission to the Board, recommending their approval, focusing particularly on:

○	Any changes in accounting policies and practices;

○	Major judgmental areas;

○	Significant adjustments, accounting and financial reporting issues resulting from the internal and external audit;

○	Compliance with accounting policies and standards; and

○	Compliance with legal requirements.

●	To review any financial outlook or future-oriented financial information disclosed by the Company before submission to the Board, recommending their approval, focusing on reasonableness of assumptions used and appropriateness of disclosure.

●	To review any periodic report, announcement or press release containing financial information that is not audited or reviewed by an external auditor, before submission to the Board, recommending their approval.

Related Party Transactions

●	To review and monitor any related party transactions.

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External Audit Function

●	To recommend to the Board the appointment of the external auditor.

●	Each year, to review the appointment of the external auditor, their independence, the audit fee, and any questions of resignation or dismissal.

●	To discuss with the external auditor before the audit commences the nature and scope of the audit.

●	To meet privately with the external auditor on at least an annual basis.

●	To determine that no management restrictions are being placed upon external auditor.

●	To discuss problems and reservations arising from the interim and final audits, and any matters the auditors may wish to discuss (in the absence of management where necessary).

●	To review the external auditor’s management letter and management’s response and resolve any disagreement between management and the external auditor regarding financial reporting.

●	To review any regulatory reports on the Company’s operations and management’s response.

●	To pre-approve all non-audit services to be provided to the Company and its subsidiaries by the external auditor in accordance with National Instrument 52-110 - Audit Committees.

●	To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

Communication

●	Providing, through regular meetings, a forum for communication between the Board, senior financial management, staff involved in internal control procedures and the external auditors.

●	Enhancing the credibility and objectivity of financial reports with other interested parties, including creditors, key stakeholders and the general public.

●	Establishing procedures for the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters and ensuring a mechanism for the confidential treatment of such complaints and reports including the ability to submit them anonymously, and publicize such procedures in the Company’s Code of Conduct or another policy made available to all employees and the public.

Assessment of Effectiveness

●	To evaluate the adequacy and effectiveness of the Company’s administrative, operating and accounting policies through active communication with operating management and the external auditors.

Oversight of the Risk Management System

●	To oversee the establishment and implementation by management of a system for identifying, assessing, monitoring and managing material risk throughout the Company, including the Company’s internal compliance and control systems.

●	To review at least annually the Company’s risk management systems to ensure the exposure to the various categories of risk are minimized.

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●	To evaluate the Company’s exposure to fraud.

●	To take an active interest in ethical considerations regarding the Company’s policies and practices.

●	To monitor the standard of corporate conduct in areas such as arms-length dealings and likely conflicts of interest.

●	To identify and direct any special projects or investigations deemed necessary.

●	To ensure that roles within the Company are filled by employees or contractors with skills, training, qualifications and experience suitable for each role, especially in areas of the business which are regulated by statute or regulation.
●	To ensure a safe working culture is sustained in the workforce.

●	To determine the Company’s risk profile describing the material risks, including both financial and non-financial matters, facing the Company, regularly review and update the risk profile, and ensure material risk factors are appropriately disclosed in the Company’s annual and interim reports and the Company’s annual information form.

Composition of the Audit Committee

The following are the members of the Audit Committee as at the date hereof:

Harold Wolkin	Independent(1)	Financially literate(1)
Stefania Szabo	Independent(1)	Financially literate(1)
Niv Shirazi	Independent(1)	Financially literate(1)

(1)	Within the meaning of NI 52-110.

Relevant Education and Experience

In addition to their general business experience, the education and experience of each member of the Company’s audit committee relevant to the performance of their responsibilities as an audit committee member are as follows:

Harold Wolkin is an accomplished investment banker and financial analyst (retired) with over 30 years of experience. In 1983, Mr. Wolkin joined BMO Nesbitt Burns as a senior research analyst. Mr. Wolkin went on to serve as managing director in the Diversified Industries Group of BMO Capital Markets from August 1983 to January 2008. He represented BMO Nesbitt Burns as a lead underwriter for a number of Canada’s largest equity offerings from 1992 to 2008. He was also responsible for the origination and the successful marketing of a large number of initial public offerings and equity financings for a wide range of issuers.

Most recently, Mr. Wolkin served as Executive Vice-President and Head of Investment Banking for Dundee Capital Markets. Since 2004, he has also served on a number of public company boards and not-for-profit organizations. He currently serves as: (i) a director, audit committee chair and Vice Chair of the Board of Baylin Technologies Inc. (TSX:BYL), (ii) director and audit committee chair of Cipher Pharmaceuticals Inc. (TSX:CPH), and (iii) a director of Range Energy Resources Inc. (CSE:RGO.X). He was also President of the CFA Society of Toronto, a member of the Chartered Financial Institute since 1980 and is a certified chartered financial analyst. He received a Bachelor of Arts in Economics from York University and a Master of Arts in Economics and Finance from the University of Toronto. Mr. Wolkin is also a graduate and a member of the Institute of Corporate Directors.

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Stefania Szabo is a government services, management, international business and public relations professional with more than 25 years of experience in all areas of bilateral and multilateral relationship management, diplomacy, trade and HR. She has developed expertise through communication, negotiation and mediation between European and Canadian government networks to promote economic and trade values as well as representing government, business and community interests.

Niv Shirazi is a business professional with strong financial acumen. Since 2018, Mr. Shirazi serves as Chief Operating Officer with H.N. Win Ltd., an Israeli real estate firm. Mr. Shirazi received a B.A. in Business Administration and Accounting from the Ono Academic College in Kiryat Ono, Israel.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Reliance of the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exception Circumstances) of NI 52-110.

Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The audit committee is required to approve the engagement of the Company’s external auditor in respect of non-audit services.

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External Auditor Service Fees (by category)

The aggregate fees billed by the Company’s external auditor in each of the last two financial years for audit fees are as follows:

Financial Year Ending	Audit Fees(1) ($)	Audit Related Fees(2) ($)	Tax Fees ($)	All Other Fees(3) ($)
2024	107,896	-	-	30,723
2023	81,288	40,066	-	20,141

Notes:

(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
(2)	Fees charged for services in connection with the Company’s initial public offering.
(3)	Fees charged for services in connection with the Company’s registration statements.

PARTICULARS OF MATTERS TO BE ACTED UPON

The following are the matters to be acted upon at the Meeting.

Presentation of the Financial Statements

The consolidated financial statements of the Company for Fiscal 2024 and the report of the auditor thereon, which were mailed to Registered Shareholders who requested the same, will be placed before the Meeting. The Company’s consolidated financial statements are available under the Company’s profile on the SEDAR+ website, which can be accessed at www.sedarplus.ca.

Election of Directors

The persons named in the enclosed instrument of proxy intend to vote in favour of fixing the number of directors at five.

Each director of the Company is elected annually and holds office until the next annual meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the Shares represented by proxy will be voted for the nominees herein listed.

Management Nominees

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS NOMINATED AS DIRECTORS.

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Management proposes that the number of directors for the Company be determined at five for the ensuing year subject to such increases as may be permitted by the articles of the Company and the governing corporate legislation. The following table lists the management nominees for election as directors and certain information concerning them, as furnished by each nominee.

Name, Jurisdiction of Residence and Position	Principal Occupation or Employment (Past Five Years if not Previously Elected by Shareholders)	Date Appointed as a Director	Direct and Indirect Holdings in Voting Securities of the Company and its Subsidiaries
Gabi Kabazo Vancouver, BC CFO, corporate secretary and director	CFO of the Company.	March 29, 2021	17,705 Shares
Stefania Szabo(1)(2) Toronto, ON Director	Vice president, Director of Immigration with Pace Law	June 23, 2021	5,888 Shares
Harold Wolkin (1)(2) Toronto, ON Director	Retired investment banker and senior executive, currently acting as an independent director of three public companies.	March 29, 2021	14,740 Shares
Yftah Ben Yaackov Ashkelon, Israel CEO and director	CEO of the Company.	March 29, 2021	75,434 Shares
Carmel Zigdon Givatayim, Israel Director	Manager at ZCRAVE.com.	September 22, 2022	13,628 Shares

(1)	Member of the Company’s audit committee.
(2)	Member of the Company’s GNC Committee.

Cease Trade Orders and Bankruptcy

No proposed director:

(a)	is, or was within 10 years before the date of this information circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	is, as at the date of this information circular, or has been within the 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

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(c)	has, within 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointee to hold the assets of the proposed director.

In addition, no proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditor

The persons named in the enclosed instrument of proxy will vote for the appointment of Reliant CPA PC, of 895 Dove Street, Suite 300, Newport Beach, CA 92660, as auditor of the Company for the ensuing year, until the close of the next annual meeting of the shareholders at a remuneration to be fixed by the Board. Reliant CPA PC was first appointed to the position of auditor of the Company on January 16, 2023.

Amendment to Shareholder Rights Plan

On February 27, 2024, shareholders of the Company approved the Company’s shareholder rights plan agreement (the “Plan”) between the Company and Computershare Investor Services Inc. dated January 24, 2024 (the “Effective Date”). Reference should be made to the disclosure under the heading Particulars of Matters to be Acted Upon – Shareholder Rights Plan in the management information circular dated January 25, 2024 (the “Circular”) which was filed under the Company’s SEDAR+ profile on February 1, 2024, and to the Plan which was filed under the Company’s SEDAR+ profile on January 24, 2024.

Pursuant to the Plan, one right (a “Right”) was issued in respect of each subordinate voting share (which, as at the Effective Date, were referred to as common shares) in the capital of the Company (the “Shares”) outstanding on the Effective Date and each Share issued thereafter. The Plan currently provides that the Rights may only be exercised following the occurrence of certain events, including the acquisition by an Acquiring Person (as defined in the Plan) of 15% or more of the outstanding Shares (the “Triggering Threshold”). At the Meeting, shareholders will be asked to approve such amendments to the Plan as are required to increase to the Triggering Threshold from 15% to 20%.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF APPROVING THE PROPOSAL, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THEIR SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

Variation of Special Rights and Restrictions

On August 1, 2024, shareholders of the Company approved the grant to Yftah Ben Yaackov (the “Founder”), of Eilat 15, Ashkelon, Israel 7844317, of voting control of the Company, representing approximately 34% of all voting rights. The Founder is a director of the Company and its chief executive officer. Specifically, shareholders approved the creation of a new class of shares designated as enhanced voting preference shares (“Enhanced Shares”) and the issuance of 75,000 Enhanced Shares to the Founder. Reference should be made to the disclosure under the heading Particulars of Matters to be Acted Upon - Creation and Issuance of a New Class of Shares in the management information circular dated June 21, 2024, filed under the Company’s profile on SEDAR+ on July 4, 2024, as supplemented and altered by the Company’s news release dated July 19, 2024.

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The Founder had requested voting control as it was his view was that this would allow management to focus on maximizing shareholder value by implementing its business plan and lessening the risk of distraction and diversion of scarce Company resources posed by opportunistic parties threatening hostile takeover bids. After considering alternatives, the recommendation of the special committee (the “Recommendation”) to the Company’s board of directors (the “Board”) was that shareholders be asked to approve the issuance of 150,000 non-transferable and non-participating Enhanced Shares, each carrying the right to 50 votes and to be automatically redeemed on the earlier to occur of the third anniversary of the date of their issuance, or upon the Founder ceasing to hold office as the Company’s chief executive officer. It was determined that a fair issuance price was US$0.35 per Enhanced Share.

During the Board’s discussion of the Recommendation (in which the Founder did not participate), it was determined that the issuance of 150,000 Enhanced Shares, which would give the Founder more than 50% of the voting rights in the Company, should be reduced to 75,000 which, when added to the voting rights represented by the subordinate voting shares held by the Founder, would reflect approximately 34% of the aggregate voting interest in the Company.

On August 16, 2024, approximately one month before the creation and issuance of the 75,000 Enhanced Shares, the issued and outstanding shares of the Company were consolidated on a 1:17 basis. Although the Enhanced Shares did not yet exist and therefore were not subject to the August 16, 2024 share consolidation, the Board nevertheless consolidated the Enhanced Shares on the same 1:17 basis in order that the Founder’s voting right percentage was maintained at approximately 34% rather than being substantially increased.

In order to reflect the intention that the Founder’s voting control be maintained at approximately 34% throughout the three-year term of the Enhanced Shares, approval of the Company’s shareholders will be sought to the variation of the special rights and restrictions attached to the Enhanced Shares to incorporate the following and the addition of same as Article 27.1(e) to the articles of the Company:

“(e)	The number of issued and outstanding Enhanced Shares shall be adjusted from time to time such that the Founder’s total voting interest in the Company represents approximately 34% of the aggregate voting interest of all shareholders.”

Approval of the foregoing proposal will not result in an increase to the number of Enhanced Shares that are authorized or to the per share voting rights of each Enhanced Share.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF APPROVING THE PROPOSAL, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THEIR SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

ADDITIONAL INFORMATION

Additional information concerning the Company is available under its profile on the SEDAR+ website at www.sedarplus.ca. Financial information is provided in the Company’s comparative consolidated financial statements and management’s discussion and analysis for its most recently completed financial period which are filed on SEDAR+. Shareholders wishing to obtain a copy of such financial statements and management’s discussion and analysis may contact the Company as follows:

Femto Technologies Inc.

2264 East 11th Avenue

Vancouver, BC V5N 1Z6

Telephone: (604) 833-6820

Email: gabi@femtocorp.com

Management knows of no other matters to come before the Meeting other than those referred to in the notice of meeting. Should any other matters properly come before the Meeting, the Shares represented by the instrument of proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy provided that such authority is granted to the proxyholder by the proxy.

The contents and sending of this information circular have been approved by the directors of the Company.

DATED at Vancouver, British Columbia, the 24th day of February, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

“Harold Wolkin”

Harold Wolkin
Chairman